Filing under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12of

the Securities Exchange Act of 1934

Filed by: SoftVest Advisors LLC.

Subject Company: Permian Basin Royalty Trust

SEC File No. of Permian Basin Royalty Trust: 001-8033

PBT Land & Filing under Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12of the Securities Exchange Act of 1934 Filed by: : SoftVest Advisors LLC. Subject Company: Permian Basin Royalty Trust SEC File No. of Permian Basin Royalty Trust:001-8033Minerals: Combination of Permian Basin Royalty Trust and US Land Guild Premier Permian Land and Minerals Platform July 28, 2026

2 Disclaimer The Combination Agreement and Proposed Business Combination Were Not Negotiated by the Trust or the Trustee. Given the limited powers of the Trust and the Trustee under the Trust Indenture, neither the Trust nor the Trustee participated in the negotiations of the Combination Agreement or Transaction. The negotiations were instead conducted by SoftVest, a Unitholder that beneficially owns in the aggregate approximately 13.3% of the outstanding Trust Units, at SoftVest's initiative. Neither SoftVest. nor any of its affiliates has the power or authority to bind the Trust or the Trustee, or act on behalf of either of them or other Trust unitholders. For that reason, the Transaction can only occur if the unitholders approve the Transaction at the special meeting of unitholders. New PubCo will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, which will include a proxy statement and a prospectus of New PubCo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will be available through the website maintained by the SEC at www.sec.gov. SoftVest, together with certain of its affiliates and their respective representatives, may be deemed to be participants in the solicitation of proxies from unitholders of the Trust in connection with the proposed Transaction. To the extent required, information regarding the identity of such persons and their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. In addition, information regarding the beneficial ownership of SoftVest and certain of its affiliates in the Trust is included in the Schedule 13D filed by SoftVest Advisors, LLC on May 18, 2026. A registration statement on Form S-1 relating to the proposed rights offering has been filed with the SEC but has not yet become effective. The securities proposed to be offered in the rights offering may not be sold, nor may offers to buy be accepted, prior to the time such registration statement becomes effective. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended. A copy of the prospectus related to the rights offering, when available, may be obtained from New PBT: c/o SoftVest Advisors, LLC, 400 Pine Street, Suite 1010, Abilene, TX, 79601.

3 Disclaimer (cont'd) Certain statements in this presentation contain or are based on "forward-looking" information within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding our intent, belief or current expectation or assumptions as to future events that may not prove to be accurate. The words "may," "expect," and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this presentation include, but are not limited to, statements regarding the proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. Actual performance and results may differ materially from those results anticipated by forward-looking statements made in this release depending on a variety of factors, including, but not limited to: the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the Transaction that could reduce the anticipated benefits of, or cause the parties to abandon, the Transaction; the parties' ability to successfully integrate their respective businesses; the possibility that the unitholders of PBT may not approve the Transaction; the risk that the parties to the Transaction may not be able to satisfy the conditions to the Transaction in a timely manner or at all; the risk that announcements relating to the Transaction may have adverse effects on the market price of PBT's equity interests; the risk that the parties incur substantial costs as a result of the Transaction; the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies; deterioration of economic conditions or weakening in credit or capital markets; uncertainty in the consequences of current and future geopolitical events; inflationary pressures and fluctuations in interest rates; energy sector trends, including trends relating to capital expenditures, drilling activity, development activities, production efforts and volumes, actual oil and gas prices and the recoverability of reserves, alternative energy investments in the energy sector, actions and policies of petroleum-producing nations and other changes in the domestic and international energy markets; the effects of an epidemic, pandemic or similar outbreak may have on the businesses to the parties in the Transaction; resolution of legal and other disputes or legal or regulatory compliance issues of the parties to the Transaction; compliance with international, federal, state and local laws and regulations of the parties to the Transaction; the damage and disruption to the business of the parties to the Transaction resulting from natural disasters and the effects of climate change; and the ability of the parties to the Transaction to execute their business plans and long-term initiatives effectively and to overcome these and other known and unknown risks. All forward-looking statements are based on information currently available to us and we assume no obligation and disclaim any intent to update any such forward-looking statements. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this presentation speak as of the date of this presentation. This presentation includes market data and other statistical information from third party sources, including independent industry publications or other published independent sources. Although we believe these third party sources are reliable as of their respective dates, we have not independently verified the accuracy or completeness of this information and we make no representations or warranties, either express or implied, as to the accuracy, completeness or reliability of the third party information contained herein. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, which could cause our results to differ materially from those expressed in these third-party publications. Some of the data included in this presentation is based on our good faith estimates, which are derived from our review of internal sources as well as the third party sources described above. This presentation references certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. These measures have limitations, are not defined uniformly across companies, and should not be considered substitutes for measures prepared in accordance with GAAP. Pro forma and projected figures are preliminary, illustrative and unaudited, and remain subject to confirmation in the definitive proxy statement / prospectus. See the Non-GAAP Definitions and Reconciliations included in this presentation for related disclosure and reconciliations to the most directly comparable financial measure calculated and presented in accordance with GAAP.

PBT LAND & MINERALS

Combination Corrects Structural Limitations of Current PBT & Blackbeard Businesses

PBT unitholders to receive cost-free interest in overlapping mineral and surface assets, with full operator alignment

Pre-Combination

PERMIAN BASIN ROYALTY TRUST

34,000 Acre[2]
Net Profits Interest ("NPI")

Limitations

- *Trust bears the capex/expense associated with production for Waddell Ranch asset*
- *Not "true" mineral ownership*
- *Minimal distributions*
- *Inability to hedge commodity exposure*
- *No reinvestment opportunities*
- *Limited communication with operator or investors*

US LAND GUILD[1]

Blackbeard Holdings ("Blackbeard") Subsidiary

80,000 Net Royalty Acres[3]
68,000 Surface Acres

Limitations

- *High quality, but sub-scale due to NPI burdened minerals in the Waddell Ranch asset*

BLACKBEARD OPERATING

Blackbeard Subsidiary

118,000 Net Leasehold Acres
Working Interest

Limitations

- *NPI administrative burden*
- *Diluted net revenue interest in Waddell Ranch asset due to NPI*
- *Funds PBT's excess cost deficit*

Receives PBT's cost-bearing interests through the combination, increasing its working interest in Waddell Ranch (marquee asset)

New PBT

PBT LAND & MINERALS

59.3% Ownership Retained by PBT Unitholders

111,000 Net Royalty Acres[3]
68,000 Surface Acres

Combination Benefits

- ✓ *Full operator alignment through MSA with BBO*
- ✓ *Cost-free interest in minerals & surface*
- ✓ *Removal of excess cost deficit*
- ✓ *Flexible capital allocation, positioned for growth*
- ✓ *Multiple, diversified revenue streams*
- ✓ *Increased scale and access to capital*
- ✓ *Modern investor communication and governance*

(1) US Land Guild, LLC ("USLG Legacy") and assets contributed from USLG Legacy affiliates BBO and GBH. (2) Acreage associated with NPI not comparable to net royalty acres. (3) Net royalty acres are normalized to 1/8th or 12.5% standard royalty interest.

4

PBT + USLG: Stronger Together

- PBT Land & Minerals ("New PBT") represents the combination of Permian Basin Royalty Trust ("PBT") and US Land Guild ("USLG")(1) creating a premier land and minerals platform
- USLG's affiliation with Blackbeard Operating ("BBO"), the largest producer(2) in the Central Basin Platform ("CBP") region of the Permian Basin, offers unique visibility to growth
- PBT and USLG's cost-free ~15% effective royalty interests(3) across the prolific Waddell Ranch asset are well-positioned for growth, leveraging BBO's capital spend
- USLG's 68,000 surface acres in the heart of the Permian provide several diverse revenue streams and position New PBT to benefit from digital asset expansion across the basin
- New PBT's transformed corporate structure and asset profile enhances free cash flow margins and balance sheet strength, enabling it to capitalize on acquisition opportunities
- New PBT will be led by USLG's management team, bringing a strong track record of execution and significant institutional support

PF Q1 2026 Net Production (Mboe/d)



3.7
5.5
9.3
3.8
5.5
PERMIAN BASIN ROYALTY TRUST
(15% Eff. Royalty Interest)(2)
US LAND GUILD
PBT LAND & MINERALS

PF Permian Net Royalty Acres(4) (000s)



31
80
111
45
66
PERMIAN BASIN ROYALTY TRUST
(15% Eff. Royalty Interest)(2)
US LAND GUILD
PBT LAND & MINERALS

PF Permian Surface Acres (000s)



68
68
28
40
PERMIAN BASIN ROYALTY TRUST
US LAND GUILD
PBT LAND & MINERALS

PF Q1 2026 Annualized Adj. EBITDA(5) ($MM)



$54.6
$99.9
$154.5
$62.9
$91.6
PERMIAN BASIN ROYALTY TRUST
(15% Eff. Royalty Interest)(2)
US LAND GUILD
PBT LAND & MINERALS

Represents Legacy PBT Ownership | Represents BBO & Affiliates Ownership

Blackbeard Operating Actively Developing Across New PBT's Position



BBO is running 4 rigs today, averaging ~3 rigs across New PBT's position
PBT owners will gain increased exposure to East Waddell Ranch, where BBO's activity will be increasingly focused
WARD
CRANE
Legend
Pro Forma PBT Land & Minerals Assets
USLG & PBT Minerals & Royalties
USLG Minerals & Royalties
PBT Minerals & Royalties
USLG Surface Acreage
Operator Assets
BBO Leases
BBO Rigs
0 2 4 8 Miles

(1) US Land Guild, LLC ("USLG Legacy") and assets contributed from USLG Legacy affiliates BBO and GBH. (2) Based on gross oil and gas production for March 2026. (3) Represents combined ~7% NRI across ~143,000 gross acres in the Waddell Ranch. (4) NRAs are normalized to 1/8th or 12.5% standard royalty interest. (5) Adjusted EBITDA is a non-GAAP financial measure. See Non-GAAP Definitions and Reconciliations included in this presentation for related disclosures and reconciliations to the most directly comparable financial measure calculated and presented in accordance with GAAP.

5

Transaction Steps

- ✓ Business combination of PBT and USLG, valued at $2.2B[1], as outlined below (the "Transaction")
- ✓ SoftVest, L.P. ("SoftVest") transfers full ownership of New PBT to PBT, making New PBT a subsidiary of PBT
- ✓ Blackbeard contributes USLG with leased minerals representing 80,000 net royalty acres[2] and 68,000 surface acres to New PBT
- ✓ PBT's existing Net Profits Interest in the Waddell Ranch assets operated by BBO will be converted into a new cost-free ~15% effective royalty interest and contributed to New PBT, along with Texas Royalty Properties
- ✓ PBT's cost-bearing interest in the Waddell Ranch assets, which currently underlies the NPI structure, will be transferred to BBO (in exchange for certain BBO royalty interests)
- ✓ New PBT concurrently conducts a fully-backstopped rights offering and private placement with aggregate gross proceeds of $120MM to be used for general corporate purposes, including payment of Transaction fees & expenses, and repayment of USLG debt – resulting in leverage of 0.4x Pro Forma Q1 2026 Ann. Adj. EBITDA[3]

Simplified Transaction Diagram



PBT
LAND & MINERALS
NYSE: PBT
Technical, operational, and business development expertise
Master Services Agreement (MSA) Fee
US LAND GUILD
PERMIAN BASIN ROYALTY TRUST
BLACKBEARD OPERATING
Existing cost-bearing interest exchanged for certain BBO royalty interests
Surface assets
Royalty interests
New royalty interests
Working interest

New PBT pro forma ownership: ~59% PBT unitholders / ~41% Blackbeard and affiliates

(1) Based on PBT unit price as of 7/27/26. (2) NRAs are normalized to 1/8th or 12.5% standard royalty. Excludes PBT's Texas Royalty Properties NRAs. (3) Pro Forma Q1 2026 balance sheet, leverage based on Pro Forma Q1 2026 annualized adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure. See Non-GAAP Definitions and Reconciliations included in this presentation for related disclosures and reconciliations to the most directly comparable financial measure calculated and presented in accordance with GAAP.

6

Transaction is Expected to Be Accretive to PBT Unitholders

Illustrative Pro Forma Cash Flow Impact (2024 – Q1 2026)

($ per unit/share)



+200%
Converting NPI into Cost-Free Royalty + Combination with USLG
$0.92
$2.80

	PERMIAN BASIN ROYALTY TRUST Actual 2024 - Q1 2026	PBT LAND & MINERALS Pro Forma Transaction[1] 2024 - Q1 2026
Distributable Income Margin[2][3] (%)	*6%*	*84%*
Excess Cost[4] ($/unit)	*($1.01)*	*$--*
Commentary	• Volatile cash flows • NPI burdened by capital and operating costs • Periods of minimal distributions	• More durable and diversified cash flows • Cost-free royalty interest • Actively managed and positioned for growth

- ✓ Creates a cost-free 15% effective royalty interest and eliminates complicated, volatile and burdensome NPI structure
- ✓ Complementary royalty and surface assets provide cost-free income and a more diversified revenue mix
- ✓ Based on cumulative 2024 to date actual Distributable Income[1] per unit, the Transaction would represent a transformative 200% uplift over the same period
- ✓ Combination with USLG offers unique alignment with operating company
- ✓ Actively managed platform designed for total shareholder return

Source: Public disclosure and USLG combined financials.
(1) Pro Forma Transaction figures assume contribution of combined USLG surface and mineral assets and conversion of PBT's Waddell Ranch NPI into a cost-free royalty interest (cost-bearing interest transferred to BBO). PBT unitholder retained ownership assumed to be 59.3%, includes the effect of the fully-backstopped Rights Offering & Private Placement at a price of $24.17, representing a 12.5% discount to PBT unit price as of 7/27/2026 close. (2) Distributable Income as defined in PBT financials = Royalty Income + Interest Income – G&A. Pro Forma presentation excludes cash taxes given difference in corporate structure. (3) Distributable Income Margin Calculated As Distributable Income divided by (Gross Proceeds x net PBT interest) (4) Excess Cost represents the cumulative Waddell Ranch NPI deficit (due to the burden of operating and capital expenses) that must be recovered before unitholders receive cash distributions.

7

8 Transaction Structure, Governance, Approvals & Timing Structure New PBT will be an Up-C with a C-Corporation PubCo Legacy PBT unitholders receive Class A shares and Blackbeard Holdings and affiliates receive Class B shares and OpCo Units Blackbeard and its affiliates will hold Class A shares via participation in the concurrent private placement The combined company is expected to operate under PBT Land & Minerals and trade on the NYSE and NYSE Texas as "PBT" Governance Board of Directors: Majority independent board with 7 total members, including 2 Blackbeard designees, 1 Management Director (CEO), and 4 Independent Directors. Current BoD includes Eric Oliver (Chairman of the Board), Jordan Barrett, Ricky Burnett, Brian Ferguson, Peter Ray, Kaleb Smith, and an additional independent director to be named prior to closing The Board of Directors will cumulatively represent over 48% of New PBT's equity ownership Eric Oliver, current PBT unitholder and President of SoftVest Advisors, to serve as Chairman of the Board SoftVest has over 25 years of experience buying minerals and royalties in the Permian Basin and was actively involved in the conversion of Texas Pacific Land ("TPL") from a trust to a C-Corp BBO officers to lead New PBT, including Jordan Barrett (CEO of New PBT), driving alignment BBO and USLG are wholly-owned subsidiaries of Blackbeard Holdings and core portfolio assets of NGP Energy Capital Management ("NGP"), premier investors in the energy space with over $25B in cumulative capital commitments NGP has partnered alongside pioneers in energy for more than 37 years, helping build several well-known Permian focused publicly traded companies (e.g., Centennial Resources, Energy Transfer, Parsley Energy, Permian Resources, Pioneer Natural Resources and RSP Permian) Approvals & Timing Subject to approval by a majority interest of PBT unitholders present at the special meeting, assuming a quorum is present Subject to regulatory and other customary closing conditions Closing expected in the second half of 2026

Pro Forma Capital Structure and Liquidity

Key Notes

- JPMorgan-led $500MM Sr. Secured Revolving Credit Facility with $100MM accordion
  - Facility already in place at USLG, expected to be transferred and upsized in connection with the Transaction
- Concurrent $120MM Rights Offering & Private Placement with net proceeds used to pay Transaction fees & expenses and to repay USLG debt
  - Fully backstopped by SoftVest and Horizon Kinetics Asset Management
- Pro forma for the Transaction, New PBT leverage estimated at ~0.4x pro forma Q1 2026 Annualized Adj. EBITDA[1]

Pro Forma Ownership[2]



Blackbeard & Affiliates
40.7%
59.3%
PBT Unitholders

New PBT Pro Forma Capitalization and Liquidity

($mm)	PRO FORMA 3/31/26
Cash and Cash Equivalents	$5.1
Total Cash	**$5.1**
$500MM Sr. Secured Revolving Credit Facility	$60.0
Total Debt	**$60.0**
Financial Statistics	
Pro Forma 2025 Adjusted EBITDA[1]	$127.2
Pro Forma Q1 2026 Ann. Adjusted EBITDA[1]	$154.5
Credit statistics	
Debt / Pro Forma 2025 Adjusted EBITDA[1]	0.5x
Debt / Pro Forma Q1 2026 Ann. Adjusted EBITDA[1]	0.4x
Total Liquidity[3]	$445.1

Source: Company filings. (1) Pro Forma 1Q26 balance sheet, leverage based on PF 1Q26 annualized adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure. See Non-GAAP Definitions and Reconciliations included in this presentation for related disclosures and reconciliations to the most directly comparable financial measure calculated and presented in accordance with GAAP. (2) Inclusive of shares issued in the fully-backstopped rights offering and private placement. (3) Total liquidity defined as Total Cash + Undrawn Availability under $500MM Sr. Secured Revolving Credit Facility.

9

PBT Land & Minerals: A Premier Land Management Platform

We have line of sight to nearly all activity on New PBT's assets

High royalty interest, oil-weighted and operator-aligned Permian Basin minerals position	~111,000 Permian NRAs[1, 2] with unique line of sight (>90% operated by BBO[3])
Largely contiguous surface ownership, combined with the underlying minerals, diversifies revenue streams and boosts appeal for large-scale surface development	~68,000 surface acres
Assets located in the middle of a major Permian growth area; 10+ horizontal drilling zones provide unique long-term growth optionality for royalty and surface owner	10+ years of high-quality drilling inventory
Low drilling breakeven prices support the resiliency of BBO's drilling program that underpins New PBT's cash flows	PUD locations with average drilling breakeven price of ~$45/bbl[4]
Power infrastructure assets deliver an increasingly critical component of energy and industrial development, positioned to capitalize on data center tailwinds	Infrastructure in place to attract high-growth digital infrastructure customers
Positioned to capture increasing operator demand for produced water disposal on the Central Basin Platform[5] from across the broader Permian Basin with ongoing infrastructure growth projects	Available pore space and water handling infrastructure
Unique assets and business model producing high-margin, durable cash flows with minimal required capex & intention to maintain a fortress balance sheet	Ability to make distributions and execute on its attractive pipeline

(1) NRAs are normalized to standard 1/8th royalty. (2) Excludes other Texas Royalty properties. (3) Unique among peers (EROK, LB, TPL, VNOM). (4) Represents Blackbeard Operating's estimated oil-price breakeven price (price at which a well is expected to achieve a 10% rate of return). Pro Forma for effective NRI of 85%, based on USLG's third-party reserve auditor's forecasts for the 90 operated gross proved undeveloped horizontal locations included in USLG's reserve report, inclusive of Greybeard interests, for the year ended December 31, 2025, assuming a 20:1 oil-to-gas pricing ratio. (5) Central Basin Platform ("CBP") is a major sub-basin within the Permian Basin, located between the Midland and Delaware basins.

10

Operator Alignment Drives Value for PBT Unitholders



Oil and Gas Royalties + Surface Use Payments
BLACKBEARD OPERATING
Managed via MSA
100% Ownership
PERMIAN BASIN ROYALTY TRUST
Contributed
~59% Ownership
Legacy PBT Unitholders
PBT LAND & MINERALS
NYSE: PBT
US LAND GUILD
Contributed(1)
~41% Ownership
BLACKBEARD HOLDINGS
100% Ownership
Midstream Surface Use Payments
NILE MIDSTREAM
Private Company

Economically aligned and positioned to maximize the value of every acre

(1) US Land Guild, LLC ("USLG Legacy") and assets contributed from USLG Legacy affiliates BBO and GBH.

11

PBT LAND & MINERALS

Experienced Management Team with Successful Track Record

Management Team



Jordan Barrett
Chief Executive Officer



Alyssa Stephens
Chief Financial Officer



Ricky Torlincasi
General Counsel and Secretary

Board of Directors

Eric Oliver
Director & Chairman of the Board
SOFTVEST LP

Jordan Barrett
Director and CEO
Co-Founder, 12 years at Blackbeard

Ricky Burnett
SILVER CREEK OIL & GAS | COVEYPARK ENERGY | DOUBLE EAGLE | EXCO

Brian Ferguson
LEGACY HOUSING CORPORATION | U.S. AIR FORCE

Peter Ray
NGP

Kaleb Smith
CEO of Blackbeard
Co-Founder, 12 years at Blackbeard

Independent director to be named prior to closing

New PBT gains access to the broader Blackbeard team, who collectively have grown the upstream business from a single lease to become the largest producer in the CBP[(1)] + Eric Oliver, who brings significant experience investing in land & minerals and reorganizing public trusts

(1) Based on gross oil and gas production for March 2026.

12

13 Strong Institutional Support Second largest PBT unitholder, consistently increasing stake since 2020 We are excited about transitioning this 45-year-old trust, whose founders never envisioned the possibilities created by modern drilling technology, into a company that has married the minerals and surface to create a high margin cash flow business with many opportunities ahead. We have been impressed with the team at Blackbeard over the past five years as they grew Waddell Ranch oil production from 3,000 barrels per day to now over 35,000 barrels per day and are excited to partner with them in this win-win combination that aligns economic interests. We will be happy to invest additional capital in New PBT as it begins the next chapter in its life as a public corporation." Eric Oliver, President of SoftVest Advisors Future Chairman of the Board of New PBT Mr. Oliver has over 25 years of experience investing in minerals and royalties in the Permian Basin Experience reorganizing publicly traded trusts includes: The acquisition of Santa Fe Energy Trust (SFF) in 2008 Texas Pacific Land Trust's (TPL) conversion from a Business Trust to a C-Corp in 2021 Mr. Oliver served on the conversion exploration committee for TPL from 2019 until the trust converted to a C-Corp in 2021, and thereafter served on the board, including the audit committee, for five years Eric Oliver – Founder & President of SoftVest Advisors "

PBT LAND & MINERALS

Positioned to Capture Revenue Across the Entire Oil and Gas Life Cycle and Beyond

Proactive land management is critical for Permian growth



Building an outdoor factory with real cash flow from dozens of sources with decades of running room
4 Solid Waste Management
2 Pipelines
2 Processing Plant
2 Multi-Well Pad
2 3 Sand Mine
2 3 Supply Water Pond
2 Multi-Well Pad
2 3 Caliche (Well Pads and Roads)
2 Drilling Rig Location
4 Solar Power Generation
2 4 Recycle and Desalination
2 Produced Water Handling Facility
1 Mineral Royalties (Horizontal Wells)
2 Pad, Road, & Pipeline Easements
3 4 Crypto and Data Centers
3 Battery Storage
2 Utility Easements

1 **Oil & Natural Gas Royalties:** Royalties from production on net royalty acres

2 **Surface Use Royalties:** Fee-based, recurring surface use payments

3 **Other Surface Revenue:** Cost-free exposure to essential inputs for oil and gas development and non-oil and gas sources

4 **Future Revenue Sources:** Future opportunities that can be realized on surface

1 Pro Forma Oil & Natural Gas Royalties Revenue



$23.2
$20.3
$22.3
$22.7
$28.1
$27.2
$29.5
$31.9
$36.6
Q1 '24
Q2 '24
Q3 '24
Q4 '24
Q1 '25
Q2 '25
Q3 '25
Q4 '25
Q1 '26

~83% of PF 2025A revenue

2 Pro Forma Surface Use Royalties Revenue



$1.3
$1.6
$2.7
$3.7
$5.1
$4.5
$3.3
$4.8
$4.8
Q1 '24
Q2 '24
Q3 '24
Q4 '24
Q1 '25
Q2 '25
Q3 '25
Q4 '25
Q1 '26

~13% Of PF 2025A revenue

3 Pro Forma Other Surface Revenue



$1.7
$1.7
$1.4
$1.5
$1.5
$1.7
$1.5
$1.7
$1.4
Q1 '24
Q2 '24
Q3 '24
Q4 '24
Q1 '25
Q2 '25
Q3 '25
Q4 '25
Q1 '26

~5% of PF 2025A revenue

4 Future Revenue Sources

- Existing infrastructure (roads, power lines, well pads) supports multiple uses and attracts new tenants
- Positioned with key prerequisites in place for digital infrastructure expansion including powered data center opportunities
  - Proof of concept cryptocurrency mining and battery storage partnerships are in place today

Note: Revenue percentages shown reflect pro forma New PBT 2025A revenue. PBT 2024 oil & gas revenue represents Gross Proceeds of the sales of underlying properties, as reported, multiplied by NPI interest. Waddell Ranch then multiplied by 15% effective royalty interest to reflect only the assets contributed to New PBT in the Transaction.

14

0 10 20 30 40 50 60 70 80 Jan-20 Jan-21 Jan-22 Jan-23 Jan-24 Jan-25 Jan-26 $0 $20 $40 $60 $80 $100 $120 WTI Price ($/bbl) Blackbeard Rig Count 15 Horizontal Development Has Allowed Blackbeard To Grow Rapidly Vertical Production Source: Enverus. Note: CBP operators include CRGY, DEC, Formentera, Hilcorp, KMI, Mach, OXY, REI and Scout. (1) Reflects Blackbeard Operating horizontal wells drilled in the Central Basin Platform as a percentage of total horizontal wells drilled in the Central Basin Platform. (2) Based on March 2026 production for BBO and peers. Horizontal Production BBO Hz New Drills 2021 2022 2023 2024 2025 2026 Gross 14 24 29 105 115 41 % of Total CBP(1) 30% 29% 35% 63% 61% 60% Horizontal development has been a step-change for Blackbeard, New PBT growth with more opportunity ahead Blackbeard Gross Production (Mboe/d) BBO has more than tripled production since 2020 Pivot Point: BBO shifts to pad development in late 2024 Top CBP Gross Production by Operator (Mboe/d)(2) 2020 Today Gross Production (2-Stream Mboe/d) % Oil 65% 82% 54% 73% 61% 74% 82% 66% 75% 35% 93% 72% 66 63 26 23 20 13 8 7 6 6 6 5 CBP Operator #2 CBP Operator #3 CBP Operator #4 CBP Operator #5 CBP Operator #6 CBP Operator #7 CBP Operator #8 CBP Operator #9 CBP Operator #10 Horizontal Vertical 1 1 1 1 2 2 1 2 3 2 3 3 4 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 BBO rose from the 4th to the largest CBP producer in 5 years and now represents 60%(1) of the horizontal drilling on the CBP

PBT LAND & MINERALS

Organic Growth Engine: Over 10 Horizontal Targets and 10+ Years of Inventory

Horizontal delineation across 10+ zones has unlocked over a decade of inventory life

CBP Asset Overview

- Waddell Ranch has produced for over 100 years, with cumulative oil production of ~450 MMbo[1]
- Significant remaining resource to be accessed with advanced drilling & completion techniques
- BBO's operations are focused across two adjacent but distinct assets, West Ranch and East Ranch, providing multiple horizons and diversification across shallow and deeper targets
  - West Ranch (~6,000 ft total pay): Shallow, low-cost conventional targets (e.g., Judkins, McKnight) characterized by quick drilling cycle times and shorter payback periods
  - East Ranch (~2,000 ft total pay): Deeper, high-performing unconventional targets (e.g., Barnett, Woodford) that offer a resource profile analogous to the Midland Basin
- Horizontal drilling delineation across 10+ zones has unlocked 10+ years of inventory[2]



Drilling Depth
2,500 ft.
10,000 ft.
West Ranch
220 Producing wells
Judkins
McKnight
Glorieta
Upper Clearfork
Lower Clearfork
Wichita Albany
Wolfcamp
~6,000 ft total pay
East Ranch
22 Producing wells
Cisco / Canyon
Strawn
Atoka
Barnett
Woodford
Devonian
~2,000 ft total pay
Core Benches

Active Oil & Gas Development Across New PBT's Position



West Ranch
East Ranch
WARD
CRANE
Legend
Pro Forma PBT Land & Minerals Assets
USLG & PBT Minerals & Royalties
USLG Minerals & Royalties
PBT Minerals & Royalties
USLG Surface Acreage
Operator Assets
BBO Leases
BBO Rigs
BBO Horizontal Wells
Nile Produced Water Lines
Other Infrastructure
Electrical Transmission Lines
Electrical Substations
0 2 4 8 Miles

Note: Stratigraphic schematic is for illustrative purposes only, not to scale. (1) Source: Enverus. (2) Based on current development pace.

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0 50 100 150 200 250 300 350 400 0 20 40 60 80 100 120 140 160 Cumulative Oil (MMbo) Time Zero (Months) CBP Hz Midland Basin Hz Permian Sub-Basin Horizontal Development Map 17 Why the Central Basin Platform? Immense Horizontal Oil Resource Potential CBP exceeds Midland and Delaware Basin oil production, with remaining horizontal development potential Cumulative Production Over Time(1) Source: Enverus. Bureau of Economic Geology. (1) Per Enverus. (2) Based on estimates of unrecovered mobile oil in excess of proved reserves in the Permian basin cited in "Oil and Gas Resources Remaining in the Permian Basin: Targets for Additional Hydrocarbon Recovery" less oil production since date of estimate. Almost 12 billion barrels of oil produced(1) and >15 billion barrels remaining(2) in the CBP As horizontal development in the basin becomes well understood, compounding growth exceeds Midland's early trajectory 2024 Today 2012 2020 CENTRAL BASIN PLATFORM MIDLAND BASIN TEXAS DELAWARE BASIN NEW MEXICO CRANE WARD GAINES WINKLER ECTOR ANDREWS Blackbeard is a leader in the next frontier of horizontal development in the Permian, the CBP The CBP has produced more oil than Midland and Delaware Basins and has remaining development potential

2.2 3.2 3.6 3.0 2.3 2.1 0.1 0.6 1.2 1.8 5.0 7.2 2.3 3.8 4.8 4.8 7.3 9.3 2021 2022 2023 2024 2025 Q1 2026 18 1.6 2.1 2.6 1.8 1.6 1.2 0.2 0.9 2.8 4.6 9.4 1.8 3 5.4 6.4 11.0 2013 2014 2015 2016 2017 Q1 2026 Daily Net Production (Mboe/d) 134.7 Central Basin Platform Experiencing Renaissance Via Horizontal Development 18 The Shale Revolution – Midland Basin We believe that Central Basin Platform growth is analogous to the Midland Basin at the start of the shale revolution ~10-15 years ago The CBP Renaissance(1) (4) (1) Horizontal/vertical production split is estimated by applying USLG's historical horizontal share to the pro forma company; Q1 2026 assumes Dec 2025 production split. (2) Reflects 4-yr CAGR from YE 2013 through YE 2017. (3) Reflects 4.25-yr CAGR from YE 2021 through March 2026. (4) Reflects period from inception (09/18/2013) to 12/31/2013. Revisiting a prolific oil province with modern technology Daily Net Production (Mboe/d) 14% 29% 53% 72% 85% 99% 4% 15% 24% 37% 68% 77% Vertical Horizontal % Hz Production % Hz Production Vertical Horizontal 133.5

19 19 We Have Capacity in Place to Accept Increasing Permian Water Volumes Source: Enverus. (1) Assumes 20,000 bpd produced water handling permits and one-mile spacing between all future produced water handling facilities. (2) Environmental Science & Technology, 2020, 54(6), 3510–3519; study led by researchers at the Jackson School of Geosciences, The University of Texas at Austin. With 80%+ of pore space unutilized today, CBP is becoming a disposal point as Delaware and Midland run out of pore space Nile's Scale Complements New PBT's Untapped Pore Space Primed to accept additional volumes from Midland and Delaware Basin Nile Highway adds up to 175 Mbbl/d (250 Mbbl/d max) in off-ranch produced volumes Untapped pore space supports additional 1.3 MMbbl/d water handing capacity(1) supplementing ~200 Mbbl/d existing today » » » Gathering, treating, handling and recycling of produced water requires access to surface acreage and pore space Additional growth through 2nd planned recycling facility » Central Solution to Permian Water Problem Nile Highlights ~200,000 Bbls/d water Water disposal capacity through 18 wells ~120,000 Bbls/d water Produced water recycling facility ~100 miles (each) Water, crude and natural gas gathering pipeline ~80 Mbpd / 140 Mmcf/d Crude and natural gas gathering capacity Subsidiary of Blackbeard Holdings Central Basin Platform Delaware Basin Midland Basin 248 Billion barrels to inject(2) 62 Billion barrels to inject(2) New 175 Mbbl/d Nile Highway water line to bring Midland volumes onto Waddell East for disposal

e EV/2026E Adjusted EBITDA -- 22.3x 29.0x 32.7x 8.3x Key Stats Q1 2026 Revenue Mix: Minerals | Surface 85% | 15% -- | 100% 6% | 94% 55% | 45% 100% | -- Revenue Growth (3Q26E-3Q28E CAGR) (%)(1) 26% (1Q24A-1Q26A CAGR) 15% 19% 12% 4% Q1 2026 Adj. EBITDA - Capex Margin (%)(2) 91% 67% 88% 80% 95% % Operated 91%(3) 27%(4) 25%(5) 22%(6) 48%(5) Operator Revenue Alignment Fully Aligned Water Only Water Only Water Only Oil and Gas Only Affiliated Companies NA PBT Land & Minerals Combines Attributes of Leading Peers 20 Pure-Play Land Pure-Play Minerals Source: Enverus, public disclosures, FactSet as of July 27, 2026. Note: Reflects New PBT Pro Forma the Transaction. (1) Revenue growth reflects consensus revenue compounded annual growth rate from Q3 2026E to Q3 2028E for selected peers and Q1 2024A to Q1 2026A compounded annual growth rate for New PBT. (2) EagleRock represents 2026E consensus, Adjusted EBITDA – Capex Margin defined as adjusted EBITDA less Capex divided by total revenue. (3) Represents percentage of 1Q26 revenue from BBO and Nile. (4) Represents "Customer A" assumed to be Double Eagle percent of 1Q 2026 revenue. (5) Represents percent of 1Q 2026 reported related party revenue as a percent of total revenue. (6) Represents Q1 2026 reported water sales revenue as a percent of total revenue excluding land sales.

21 Why Own PBT Land & Minerals? Early-stage entry into a premier, operator-aligned platform at the forefront of the CBP's horizontal drilling renaissance Diversified surface revenue set to benefit from active oil and gas development, increased demand for produced water recycling and disposal in the CBP (including from Midland and Delaware Basins), and nascent Permian power build-out Clear alignment with and continued support from Blackbeard and its institutional sponsors Capital-light, free cash flow generation supported by cost-free mineral position and a decade-plus of remaining inventory Experienced leadership with deep in-basin technical knowledge and a demonstrated M&A track record

22 Non-GAAP Definitions Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA and Adjusted EBITDA Margin are used by our management and by external users of our financial statements, such as investors, research analysts and others, to assess the financial performance of our assets over the long term to generate sufficient cash to return capital to shareholders or service indebtedness. We define Adjusted EBITDA as net income before interest; income taxes; depreciation, depletion and amortization; change in fair value of digital assets; non-cash consideration of digital assets and other gain. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenues. Management believes Adjusted EBITDA and Adjusted EBITDA Margin are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period, and against our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA and Adjusted EBITDA Margin because these amounts can vary substantially from company to company within our industry depending upon accounting methods, book values of assets, capital structures and the method by which the assets were acquired.

23 Non-GAAP Reconciliations | Adjusted EBITDA and Adjusted EBITDA Margin The following table sets forth a reconciliation of net income as determined in accordance with U.S. GAAP to Adjusted EBITDA and Adjusted EBITDA Margin for the periods indicated. (1) The generation of digital assets, which is non-cash, is recorded in other surface and land resources revenue.